FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2003

                              Rio de la Plata Bank
                 (Translation of registrant's name into English)

                           Banco Rio de la Plata S.A.
                               Bartolome Mitre 480
                         (1036) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes __ No X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) N/A




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     EXHIBIT
      INDEX

A. Attached hereto as Exhibit A is the English language translation of the registrant's unconsolidated and consolidated audited financial statements for the year ended December 31, 2002 which were filed in Spanish in Buenos Aires, Argentina with the Argentine Central Bank ("Banco Central de la Republica de Argentina") on February 24, 2003 and with the Comision Nacional de Valores on February 25, 2003.



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BANCO RIO DE LA PLATA S.A.


                                            By: /s/ Hernan Santolalla
                                                --------------------------
                                            Name:    Hernan Santolalla
                                            Title:   Senior Vice President


                                            By: /s/ Marcelo Castro
                                                --------------------------
                                            Name:    Marcelo Castro
                                            Title:   Managing Director

Date: March 12, 2003

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                                    EXHIBIT A

Attached hereto as Exhibit A is the English language translation of the registrant's unconsolidated and consolidated audited financial statements for the year ended December 31, 2002 which were filed in Spanish in Buenos Aires, Argentina with the Argentine Central Bank ("Banco Central de la Republica de Argentina") on February 24, 2003 and with the Comision Nacional de Valores on February 25, 2003.